August 1, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (864) 239-5824

Mr. David R. Robertson
President and Chief Executive Officer
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	Housing Programs Limited
      Form 10-KSB for the year ended December 31, 2004
      Filed April 8, 2005
      File No. 000-13808

Dear Mr. Robertson:

      We have reviewed your July 11, 2005 response letter and have the following additional comments.

1. We note that you considered factors in paragraph 17 in determining that you are not the primary beneficiary in any of the VIE`s. Please tell us how you first considered paragraph 16 in determining the entities in your related party group. In addition, please explain to us in sufficient detail how you considered and concluded on each of the indicators in paragraph 17 and your rationale for doing so.
In
your response, tell us how you weighted each of these factors in arriving at your conclusion.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
??

??

??

??